

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2020

Anne Liversedge
Corporate Secretary
Teekay LNG Partners L.P.
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08
Bermuda

>   Re: **Teekay LNG Partners L.P.**
>   **Form 20-F for the Year Ended December 31, 2019**
>   **Filed April 9, 2020**
>   **Form 6-K Filed August 13, 2020**
>   **File No. 001-32479**

Dear Ms. Liversedge:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 6-K Filed August 13, 2020

Definitions and Non-GAAP Financial Measures, page 6

1.   You present the non-GAAP measure Adjusted Revenues which includes revenues from your proportionate economic ownership of each vessel owned by your equity-accounted joint ventures. Please tell us whether you have any legal claims to the revenues of your equity-accounted joint ventures, why this presentation is not an individually tailored accounting principle and why you believe your presentation in in compliance with 100(b) of Regulation G. Please refer to Question 100.04 of the Non-GAAP C&DI.

Form 20-F for the Year Ended December 31, 2019

Selected Financial Data
Non-GAAP Measures, page 5

2.   We note that voyage expenses include all expense unique to a particular voyage, including fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. We also note that you pay for voyage expenses for voyage charters and that the customer pays voyage expenses under time charters. Tell us whether voyage expenses for your voyage charters are passed through to your customers at cost or marked up. If passed through at cost, confirm to us that the same amount recognized as voyage expense is recognized within revenues as reimbursement for such costs.

3.   We note your presentation of the non-GAAP measure net voyage revenues. Given that this measure reduces your reported revenue by a non-revenue line item, explain to us your basis for presenting this as a measure of revenue. If net voyage revenues is intended to be presented as a measure of gross profit, tell us whether and, if so, how, you considered the use of a different caption and the presentation of a reconciliation for this non-GAAP measure to the most directly comparable GAAP measures, i.e. gross margin that includes depreciation, depletion and amortization. See Item 10(e)(1)(i)(B) of Regulation S-K. Alternatively, if net voyage revenues is intended to be a measure of gross profit, explain to us how you considered presenting the reimbursement of voyage expenses as a separate revenue item on the face of your consolidated statements of income.

4.   We note your adjustment for direct finance and sale-type lease payments received in excess of revenue recognized within your adjusted EBITDA reconciliation. Please describe how this adjustment is calculated and why you believe this is not an individually tailored accounting principle, Please refer to Question 100.04 of the Non-GAAP CD&I.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Yong Kim, Staff Accountant at 202-551-3323 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation